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MAR 0 3 2022

Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8-53035

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mint Global Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1717 Route 6
(No. and Street)

Carmel	NY	10512
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe Ely	845-926-5656	jely@speedtrader.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wagner, Ferber, Fine & Ackerman, PLLC
(Name – if individual, state last, first, and middle name)

66 South Tyson Avenue	Floral Park	NY	11001
(Address)	(City)	(State)	(Zip Code)

05/26/2021	3572
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Joe Ely, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mint Global Markets, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

KEVIN A YOUNG
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01YO6317287
Qualified in Dutchess County
My Commission Expires December 29, 2022

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mint Global Markets, Inc.
Index to the Financial Statements
December 31, 2021

Table of Contents

WF FA Wagner, Ferber, Fine & Ackerman PLLC

Certified Public Accountants & Business Advisors

66 South Tyson Avenue
Floral Park, NY 11001
(516) 328-3800
Fax (516) 488-4695
www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mint Global Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mint Global Markets, Inc. as of December 31, 2021, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mint Global Markets, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mint Global Markets, Inc.'s management. Our responsibility is to express an opinion on Mint Global Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mint Global Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

New York City Office | 237 West 35th Street | Suite 1001 | New York, NY 10001 | (212) 576-1829 | Fax (212) 564-7530

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM *(Continued)*

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and other information have been subjected to audit procedures performed in conjunction with the audit of Mint Global Markets, Inc.'s financial statements. The supplemental information is the responsibility of Mint Global Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and other information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Mint Global Markets, Inc.'s auditor since 2009.

Wagner Ferber Fine + Ackerman PLLC

New York, New York
February 28, 2022

Mint Global Markets, Inc.
Statement of Financial Condition
Year Ended December 31, 2021

ASSETS

ASSETS:		
Cash	$	1,247,948
Commissions receivable, net		414,992
Marketable Securities		7,980
Note Receivable		98,443
Other receivable		2,875
Prepaid expenses		37,661
Clearing deposits		1,000,000
Property and Equipment, Net		14,180
TOTAL ASSETS	$	2,824,079

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses and taxes payable	$	521,924
TOTAL LIABILITIES		521,924
Commitments and Contingencies		
Stockholder's Equity		
Common stock		200
Capital in excess of par value		45,347
Retained earnings		2,256,608
TOTAL STOCKHOLDER'S EQUITY		2,302,155
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,824,079

The accompanying notes are an integral part of these financial statements

Mint Global Markets, Inc.
Statement of Income
Year Ended December 31, 2021

REVENUES:		
Commission income	$	3,287,347
Other income		5,280,649
TOTAL REVENUES	$	8,567,996
EXPENSES:		
Employee compensation and benefits		921,481
Clearing and execution fees		5,459,411
Communication and data processing		536,165
Occupancy		48,000
Other expenses		987,067
Depreciation		3,545
TOTAL EXPENSES		7,955,669
Income before Other Income (Expense) and State Franchise Taxes		612,327
OTHER INCOME (EXPENSE):		
Realized Trading Gain (Loss)		(29,835)
Interest Income		28,598
Forgiveness of Debt - Payroll Protection Program		63,091
TOTAL OTHER INCOME (EXPENSE)		61,854
Income before State Franchise Taxes		674,181
State franchise taxes		1,000
NET INCOME	$	673,181

The accompanying notes are an integral part of these financial statements

Mint Global Markets, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2021

		Total Stockholder's Equity
Balance, January 1, 2021	$	2,128,974
Distributions		(500,000)
Net Income		673,181
Balance, December 31, 2021	$	2,302,155

The accompanying notes are an integral part of these financial statements

Mint Global Markets, Inc.
Statement of Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2021

Subordinated Liabilities - January 1, 2021	$	-
Subordinated Liabilities - December 31, 2021	$	-

The accompanying notes are an integral part of these financial statements

Mint Global Markets, Inc.
Statement of Cash Flows
Year Ended December 31, 2021

Cash Flows Provided by Operating Activities		
Net income	$	673,181
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		3,545
Forgiveness of debt - Payroll Protection Program		(63,091)
Realized Trading (Loss)		29,835
Changes in assets and liabilities		
Commission receivable		(339,463)
Rebates and other receivable		1,940
Note receivable		119,970
Prepaid expenses		3,130
Clearing deposit		(253,140)
Accrued expenses and taxes payable		46,033
Net cash provided by operating activities		221,940
Cash Flows Provided by Investing Activities		
Purchase of Equipment		(17,724)
Purchase of Marketable Securities		(181,255)
Proceeds from Sale of Marketable Securities		143,440
Net cash provided by investing activities		(55,539)
Cash Flows From Financing Activities		
Member distributions		(500,000)
Net cash used in financing activities		(500,000)
Net Increase in Cash		(333,599)
Cash at beginning of the year		1,581,547
Cash at end of the year	$	1,247,948
Supplemental cash flow disclosures		
Taxes paid	$	1,000
Interest paid	$	-

The accompanying notes are an integral part of these financial statements

NOTE 1. ORGANIZATION

Mint Global Markets, Inc. ("the Company"), formerly Stock USA Execution Services, was incorporated in the state of the New York in 1999. During 2001, the Company received authorization to engage in the business of performing security transactions for investors and businesses (clients) as a securities broker-dealer The Company is a member of Financial Industry Regulatory Authority ("FINRA"), and is registered with the Securities and Exchange Commission ("SEC"). The Company also allows its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction on line. The Company operates as an introducing broker through its clearing brokers, Axos Clearing, Inc. ("AXOS") and Electronic Transaction Clearing, Inc. ("ETC") on a fully disclosed basis.

The Company does not hold funds or securities for, or owes any money or securities to customers and does not carry accounts of or for customers. Customers send money directly to the clearing organization for deposit into the Company's accounts. The Company collects commission fees for its services to its customers. The Company is currently registered to do business in many states.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect all material receivable, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash and cash equivalents

Commissions Receivable

Commissions receivable are initially recorded at fair value upon the completion of services to the customers and are stated net of an allowance for uncollectible accounts which represents estimated losses resulting from the inability of customers to make the required payments. When determining the allowance for uncollectible accounts, the Company takes several factors into consideration including the overall composition of accounts receivable aging, historical collection experience, current trends, the type of customer and its day-to-day knowledge of specific customers. Estimated losses resulting from uncollectible accounts are recorded as the provision for doubtful accounts which is included in general and administrative expenses. At December 31, 2021, Management believes no allowance is necessary.

Rebates Receivable

Rebates receivable represent amounts due from various exchanges based on the volume of trades generated by the Company's clients

Investments in Equity Securities

Investments in equity securities not accounted for under the equity method of accounting are measured at fair value with changes recognized in net income.

During 2021, the Company recognized ($29,835) of net losses on investments in equity securities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with Financial Accounting Standards Board (" FASB") Accounting Standards Codification ("ASC") 360, long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long- lived asset exceeds its fair value. At December 31, 2021, Management believes no impairment write down is necessary.

Due to Brokers

The Company clears all of its brokerage transactions through two broker-dealers on a fully disclosed basis. Due to broker relates to obligations to the Company's brokers from a compilation of all securities activities.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (ASC, Topic 606). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods of services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract with a customer; (b) identify the performance obligations in the contract; (c) determine the transaction price; (d) allocate the transaction price to the performance obligations in the contract: and (e) recognize revenue when, or as, the Company satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

Commission income is recognized at a point in time on a trade date basis as security transactions occur and consists of contractual commission percentages. Related clearing expenses are also recognized on a trade date basis as security transactions occur.

Other income includes subscription fees for usage of the company's web based trading platform. Other income is in relation to customer related transactions wherein the Company is the Company is charged a fee that corresponds to a customer trade and then either adds a small markup or passes through the charge to the customer. Other income is reflective of the money that the customer has been charged for:

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Borrow Income – fees that were billed out to the customer for holding a security short overnight
Locate Income - fees involved with locating shares to short
ECN Charges to Client - fees that are passed through for order routing

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the shareholder include his proportionate share of the Company's taxable income or loss on his individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. However, the Company is subject to various minimum state filing fees for which provisions have been made.

The stockholder of the Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The stockholder conclusion regarding unce1tain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2017 are no longer subject to examination by tax authorities.

The Company has uncovered an administrative misstep in its application to be treated as a Subchapter S corporation and is in the process of filing a petition with the Internal Revenue Service for retroactive treatment adjusting the misstep. Management believes the petition will be granted and that there will be no adverse tax effects.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Advertising Costs

In accordance with FASB ASC 720 "Other Expenses", advertising costs of $464,841 were expensed as incurred for the year ended December 31, 2021.

Recent Accounting Pronouncement

In June 2016, the FASB issued ASC 326, whose main objective is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in ASC 326 replace the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Under ASC 326, the Company has the ability to determine that there are no expected credit losses in certain circumstances (i.e. based on collateral arrangements or the credit quality of a counterparty).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company identified in-scope assets impacted by the new standard as:

i. Cash and Cash segregated under federal and other regulations;
ii. Securities borrowed and related rebate receivables;
iii. Receivables from brokers, dealers and clearing organizations;
iv. Securities failed to deliver;
v. Receivables from brokers, dealers, and customer omnibus accounts;
vii. Receivables from customers; and
viii. Receivables for taxes paid.

Asset classes within the scope of ASC 326 require the below components for disclosure:

i. Description of the credit quality indictors considered by management;
ii. Description of the method(s) utilized to make estimates;
iii. Descriptions of risk characteristics of each asset class;
iv. Current conditions affecting management's estimate(s) and;
v. Whether a reserve has been recorded on a particular asset class of December 31, 2021.

The Company applied the collateral maintenance practical expedient to its collateral financing arrangements, including Securities borrowed, which are subject to collateral maintenance provisions where the borrower is required to continually adjust the amount of collateral securing the financial assets as a result of changes in the fair value of the collateral. Interest accrued on Securities borrowed is recorded in Securities borrow rebate receivable on the Statement of Financial Condition. When the fair value of the collateral is less than the amortized cost basis of the financial assets, the Company evaluates whether an allowance for credit losses is necessary for the unsecured amount of the amortized cost basis, limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

ASC 326 specifies that the Company adopt the new guidance prospectively by recording a cumulative-effect adjustment to the opening retained earnings as of the beginning of the period of adoption. Effective January 1, 2021, the Company adopted ASC 326 and accordingly did not recognize a cumulative-effect adjustment on January 1, 2021 based upon evaluations of the expected credit losses of assets recorded.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify, and add certain disclosures under ASC 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. The Company adopted the new standard effective January 1, 2021, has evaluated the impact of adoption, and has determined it had no material impact on the Company's financial statement and accompanying notes.

In February 2016, the FASB issued updated guidance on leases which, for operating leases, requires a lessee to recognize a right- of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with earlier application permitted. We identified no contracts that contain embedded leases.

Subsequent Events

Management has evaluated subsequent events or transactions through February 28, 2022, the date which the financial statements were available to be issued.

NOTE 3. BROKERAGE ACTIVTIES

All transactions for the Company's customers are cleared through a carrying broker- dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2021, customer obligations to the clearing firm were collateralized by cash and securities with a market value in excess of their obligations

NOTE 4. DEPOSITS WITH CLEARING ORGANIZATIONS

Under the Company's clearing agreements with ETC and AXOS, the Company is required to maintain cash deposits which are reflected on the balance sheet as Clearing Deposits and are as follows:

ETC	$250,000
Apex Clearing	$250,000
AXOS	$500,000

NOTE 5. NOTE RECEIVABLE

On April 1, 2020, Mint Global Markets, Inc. entered into a Confessed Judgment Promissory Note with a client in the principal amount of $308,414 in connection with the client's unsecured debit balance that was secured by Mint Global Markets. Client agrees to make 30 monthly payments of $10,000 for 30 consecutive months beginning in April 2020 and continuing until September 2022, and then a final payment of the remainder due at the point. Client will wire payments in by the 10th of each month to avoid default. Interest is not accrued unless the note is in default, then interest will accrue at 5% per annum.

Since 2020, the client has made 21 payments totaling $210,000 and the current note balance as of December 31, 2021 is $98,443.31.

NOTE 6. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	Estimated useful life - Years		
Furniture and fixtures	7 – 10	$	32,480
Equipment	7 – 10		94,302
Leasehold improvements	Term of Lease		59,365
			185,878
Less: Accumulated depreciation and amortization			(171,698)
Net property and equipment		$	14,180

Depreciation expense for the year ending December 31, 2021 aggregated $3,545.

NOTE 7. FAIR VALUE MEASUREMENTS

The company accounts for marketable securities in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures". ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table presents, by level within the fair value hierarchy, the Company's investment assets at fair value as of December 31, 2021. As required by ASC 820, investment assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

Description	Amount	Level 1	Level 2	Level 3
Equity/Stock Positions	$7,980	$7,980	$ -	$ -

The carrying amounts of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate their fair values at December 31, 2021 due to the short-term nature of these investments.

NOTE 8. NET CAPITAL REQUIREMENTS

As a registered securities broker, member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the SEC's Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, or $100,000, whichever is greater. At December 31, 2021, the Company had net capital of $2,147,800, which exceeded the requirements by $2,047,800. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with clearing brokers

NOTE 9. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks with balances in excess of the U.S. Federal Deposit Insurance Corporation (FDIC) insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash. At December 31, 2021 the Company had cash deposits in excess of the FDIC limits by approximately $840,000. The Company also has cash balances in brokerage accounts with its clearing brokers who are insured under the Securities Investors Protection Corporation ("SIPC") up to cash balances of $250,000. At December 31, 2021 balances exceeded the insured limits by approximately $1,049,000.

NOTE 10. ACCRUED EXPENSES AND TAXES PAYABLE

Accrued expenses and taxes payable consist of the following:

Accrued FINRA settlement		25,000
Accrued Wages and Employee Compensation		75,220
Accrued Communications and data processing costs		49,799
Accrued clearing and execution fees		101,067
Accrued other cost		270,838
Total	$	523,924

NOTE 11. PAYROLL PROTECTION PROGRAM LOAN

On May 11, 2020, the Company received loan proceeds in the amount of $63,091 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after 24 weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the 24-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, we cannot assure you that we will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part.

On April 23, 2021, the Company received notification from the U.S. Small Business Administration that the entire amount of the loan proceeds has been forgiven. The forgiveness is reflected on the Statement of Income.

NOTE 12. COMMITMENTS AND CONTINGENT LIABILITIES

Operating Lease/ Related Party Transactions

The Company rents on a month to month basis from a related party the monthly rent is $4,000. Rent expense for the year ended December 31, 2021 totaled $48,000.

Regulatory Action

As of December 31, 2021, the amount due under this settlement aggregated $25,000.

Employee Benefit Plan

The Company offers its employees a 401(k) plan. Under the plan eligible employees in 2021 could defer up to $19,500 for the year, in addition to a $6,500 catch-up contribution for employees 50 years of age or older. There were no matching contributions for the year ended December 31, 2021.

Litigation Matters

The Company is party to an arbitration whereby a customer of the company contends that they were overcharged interest and fees associated with their short sales transactions. The customer is seeking to recover approximately $1,400,000, representing the alleged overcharges. The company intends to contest the matter vigorously. The hearing has not been scheduled yet. The parties participated in a mediation in November 2021. Settlement negotiations are ongoing. Management believes this matter will not have a material adverse effect to the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF December 31, 2021

Mint Global Markets, Inc.
Schedule I - Computation of Net Capital Under S.E.C. Rule 15C3-1
of the Securities and Exchange Commission
Year Ended December 31, 2021

Computation of Net Capital:		
Total Member's Equity	$	2,302,155
Deductions and/or charges		
Prepaid Expenses		(37,661)
Other		(115,497)
Net capital before haircuts on securities positions		2,148,997
Haircuts and undue concentrations		(1,197)
Net Capital		2,147,800
Computation of Aggregate Indebtedness:		
Accrued Liaibilities and other payables		521,924
Less: Securities sold not purchased		-
Aggregate Indebtedness		521,924
Computation of Basic Net Capital Requirement:		
Minimum net capitall required (6 2/3% of aggregate indebtedness)		34,795
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	100,000
Excess net capital	$	2,047,800
Ratio: Aggregate indebtedness to Net capital		0.24
Reconciliation of Net Capital to Submitted Unaudited Net Capital		
Net capital per unaudited X-17A-5	$	2,152,997
Audit adjustments:		
Adjustment for additional accrued expenses		(5,297)
Net capital per audit report	$	2,147,700

The accompanying notes are an integral part of these financial statements

Mint Global Markets, Inc.
Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities and Exchange Commission
December 31, 2021

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent accounting firm.

Mint Global Markets, Inc.
Securities Investor Protection Corporation
Schedule of Assessment and Payments
Year Ended December 31, 2021

Period Covered		Amount
General asessment reconciliation for the period of January 1, 2021 to December 31, 2021	$	7,107
Payment Schedule:		
Paid with SIPC-6 (on 07/26/2021)	$	4,132
Paid with SIPC-7 (on 01/25/2022)		2,975
Total Payments	$	7,107

The accompanying notes are an integral part of these financial statements

Wagner, Ferber, Fine & Ackerman PLLC
Certified Public Accountants & Business Advisors

66 South Tyson Avenue
Floral Park, NY 11001
(516) 328-3800
Fax (516) 488-4695
www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mint Global Markets, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Mint Global Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mint Global Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) Mint Global Markets, Inc. stated that Mint Global Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mint Global Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mint Global Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wagner Ferber Fine + Ackerman PLLC

New York, New York
February 28, 2022

mintglobal
Markets, Inc.

MANAGEMENT STATEMENT REGARDING COMPLIANCE

WITH THE EXEMPTION PROVISIONS OF SEC RULE 15C3-3

We, as the management of Mint Global Markets, (the "Company "). are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and (2) for the following reporting period of January 1, 2021 through December 31, 2021, the Company has met the identified exemption provision without exception.

Mint Global Markets

JEly

Joe Ely, CEO

February 26, 2022

1717 Route 6, Carmel NY, 10952 (800) 874-3039

WF FA Wagner, Ferber, Fine & Ackerman PLLC

Certified Public Accountants & Business Advisors

66 South Tyson Avenue
Floral Park, NY 11001

(516) 328-3800
Fax (516) 488-4695

www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Mint Global Markets, Inc.
Mint Global Markets, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Mint Global Markets, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wagner Ferber Fine & Ackerman PLLC

Floral Park, New York
February 28, 2022

New York City Office | 237 West 35th Street | Suite 1001 | New York, NY 10001 | (212) 576-1829 | Fax (212) 564-7530